Exhibit 2

PROXY STATEMENT

ALADDIN KNOWLEDGE SYSTEMS LTD.
15 Beit Oved Street
Tel-Aviv
Israel

SPECIAL GENERAL MEETING OF SHAREHOLDERS
February 6, 2005

      The enclosed proxy is being solicited by the board of directors (the “Board”) of Aladdin Knowledge Systems Ltd. (the “Company”) for use at the Company's Special General Meeting of Shareholders (the “Meeting”) to be held on February 6, 2005, or at any adjournment thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value 0.01 New Israeli Shekels (“NIS”), of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such instructions, the Ordinary Shares represented by the executed proxy will be voted in favor of each of the resolutions described in this proxy statement except for Proposal II, as to which an abstention will be recorded. The Proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to and received by the Company, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. The Company expects to solicit proxies by mail and to mail this proxy statement and the enclosed form of proxy to shareholders on or about January 14, 2005. Directors, officers and employees of the Company may also solicit proxies by telephone, facsimile and personal interview.

      The Company will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by the Company. Only holders of record of Ordinary Shares at the close of business on January 7, 2005 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting. At the Record Date, 12,345,536 Ordinary Shares were outstanding and entitled to vote. Each Ordinary Share is entitled to one vote on each matter to be voted at the Meeting. The Company's Articles of Association (the “Articles”) do not permit cumulative voting for any purpose. Two shareholders present (who are not in default in payment of any sum referred to in the Articles), personally or by proxy, representing one fourth of the voting power of the issued share capital of the Company, shall constitute a quorum for the Meeting. If within half an hour from the time the meeting is convened, a quorum is not present, the meeting shall stand adjourned until one week later at the same location and hour, with no further notice being sent to the shareholders. If a quorum is not present at the second meeting within half an hour from the time appointed for the meeting, subject to applicable law, any persons present personally or by proxy, shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

      The following proposals will be submitted for consideration by the shareholders at the Meeting:

I.	To consider and act upon a resolution to amend Article 7 of the Company's Articles of Association to increase the Company's authorized share capital from NIS 150,000, divided into 15 million Ordinary Shares, to NIS 200,000, divided into 20 million Ordinary Shares.
II.	To consider and act upon a resolution authorizing an increase of insurance coverage for the directors and officers of the Company.
III.	To consider and act upon a resolution amending Article 29 of the Company's Articles of Association to increase the quorum of shareholders necessary to conduct business at a General Meeting of Shareholders to one-third of the voting shares of the Company.
IV.	To consider and act upon a resolution to approve entry into an agreement between the Company, certain controlling persons as selling shareholders and its several underwriters with respect to an offering of shares by the Company and such selling shareholders.
V.	To consider and act upon a resolution approving the grant of share options to certain of the Company's directors who are not employees of the Company.

      Approval of each of Proposals I and III proposed at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such resolutions (hereinafter an “Ordinary Majority”).

      Approval of each of Proposals II, IV and V proposed at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to each of such resolutions, provided that if the total number of Ordinary Shares voted against any such resolution by shareholders of the Company that do not have a “personal interest” (as such term is defined below) (a “Personal Interest”) in the resolution exceeds one per cent (1%) of the aggregate voting rights in the Company, such majority must include the affirmative vote of at least one-third of the votes actually cast with respect to such resolution by shareholders of the Company present in person or by proxy at the Meeting that do not have a Personal Interest (hereinafter an “Ordinary One-Third Disinterested Shareholder Majority”).

      For the purpose each of Proposals II, IV and V “Personal Interest” is defined as: (1) a shareholder's personal interest in the approval of an act or a transaction of the Company, including (i) the Personal Interest of any of his or her relatives (which includes for these purposes any members of his/her immediate family or the spouse of any such members of his or her immediate family); and (ii) a Personal Interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

      Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if such shareholder has a “personal interest” in connection with Proposals II, IV and V as a condition for such shareholder's vote to be counted with respect to these Proposals. If any shareholder casting a vote in connection thereto does not notify us if that shareholder has a personal interest with respect to any such Proposal, that shareholder's vote with respect to that Proposal will be disqualified.

PRINCIPAL SHAREHOLDERS

      The following table shows as of January 7, 2005, certain information as to each person known to the Company to be the beneficial owner of more than 5% of the Ordinary Shares then outstanding. We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable. Ordinary Shares subject to options that are currently exercisable or exercisable within 60 days after January 7, 2005 are deemed outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated below, the address for each listed shareholder is c/o Aladdin Knowledge Systems Ltd., 15 Beit Oved Street, Tel Aviv 61110, Israel. The percentage of shares beneficially owned is based on 12,345,536 Ordinary Shares outstanding on that date.

Name	Number of Shares Beneficially Owned	Percent of Outstanding Shares

Jacob (Yanki) Margalit[1]	1,984,128	16.0%
Dany Margalit[2]	985,445	8.0%
Juniper Trading Services[3]	2,104,700	17.1%
All directors and officers as a group (14 persons)[4]	3,114,423	24.9%

[1]	Consists of 1,950,795 Ordinary Shares and options to purchase 33,333 Ordinary Shares.
[2]	Consists of 969,195 Ordinary Shares and options to purchase 16,250 Ordinary Shares.
[3]	Based on a Schedule 13D filed on September 29, 2000, consists of 2,104,700 Ordinary Shares. The address of Juniper Trading Services, Inc. is Compass Point Building, 9 Bermudiana Road, Bermuda.
[4]	Consists of 2,933,990 Ordinary Shares and options to purchase 180,443 Ordinary Shares.

PROPOSALS FOR THE MEETING
PROPOSAL I
INCREASING THE AUTHORIZED SHARE CAPITAL OF THE COMPANY

      The Company is currently seeking to issue an aggregate of 2,600,000 Ordinary Shares by means of an underwritten public offering pursuant to a registration statement on Form F-3 recently filed with the Securities and Exchange Commission. In order to accomplish this issuance and to allow for issuances of shares by the board of directors in connection with exercises of employee options and various other transactions, it is necessary to increase the authorized share capital of the Company.

      Accordingly, the Company's Board of Directors proposes to amend Article 7 of the Company's Articles of Association and to increase the authorized share capital from NIS 150,000, divided into 15 million Ordinary Shares, to NIS 200,000, divided into 20 million Ordinary Shares.

      The shareholders of the Company are requested to adopt the following resolution:

RESOLVED, that Article 7 of the Company's Articles of Association is amended to state as follows: “The authorized share capital of the Company is NIS 200,000, divided into 20,000,000 Ordinary Shares, nominal value NIS 0.01 per share (“Ordinary Shares”). The Company may alter the authorized share capital in accordance with the terms of the Companies Law.”

      The amendment of Section 7 of the Company's Articles requires the vote of an Ordinary Majority (as defined in this proxy statement).

      In the absence of instructions to the contrary, the person named in the enclosed proxy will vote the Ordinary Shares represented thereby “For” Proposal I.

      The Board recommends that shareholders vote “FOR” Proposal I.

PROPOSAL II
INSURANCE COVERAGE FOR THE COMPANY'S DIRECTORS AND OFFICERS

      In order to induce individuals to serve as directors and/or officers of the Company, it is critical that the Company maintain adequate directors and officers insurance (“D&O Insurance”). The amount of coverage previously approved by the shareholders was $10 million. In light of the proposed secondary public offering by the Company, the Company believes it is necessary to increase the limit of its directors and officers liability insurance to provide for coverage to $25 million.

      Pursuant to the Companies Law, such a change requires the approval of the Audit Committee, the Board and the shareholders of the Company. The Company's Audit Committee and its Board have approved the Company's purchase of directors and officers liability insurance and approved the increase in the limit of the policy to $25 million, and to authorize management to pay the premiums therefor and for any renewals thereof.

      The above insurance policy provides coverage for directors of the Company who are also “controlling shareholders” (as such term is defined the Israeli Securities Law,

1968) (the “Controlling Shareholders”). Therefore, the approval of the increase in the limit of the policy up to $25 million constitutes a transaction with a controlling member pursuant to the Companies Law, which requires approval by an Ordinary One-Third Disinterested Shareholder Majority vote.

      The shareholders of the Company are requested to adopt the following resolution:

RESOLVED to authorize an increase in the limit of the Company's Directors and Officers Insurance policy from $10,000,000 to a maximum of $25,000,000, and to authorize management make payment of premiums therefor and to arrange for renewals thereof.

      The approval of the resolution empowering the Company to increase the limit of the Company's D&O Insurance Policy to $25,000,000 requires an Ordinary One-Third Disinterested Shareholder Majority vote (as defined in this proxy statement).

      The Board recommends that shareholders vote “FOR” Proposal II.

PROPOSAL III
FIXING THE QUORUM FOR CONDUCT OF BUSINESS AT GENERAL MEETINGS

      According to the Company's Articles of Association and the Companies Law, in order to conduct business at a General Meeting of the Company, there must be present a quorum consisting of two or more shareholders holding between them at least one-fourth of the voting power of the Company. In the event that a quorum is not present, the General Meeting is to be adjourned and reconvened one week later, at which time any shareholders present shall constitute a quorum for the conduct of business.

      In order to adopt what the Company believes is the best corporate governance practice and to bring this requirement into alignment with requirements of The Nasdaq National Market, the Board of Directors proposes to amend the Company's Articles of Association to raise the quorum requirement to one-third of the voting power in the Company, while leaving in place the current standard for determination of a quorum at a General Meeting that has been adjourned for lack of a quorum.

      The shareholders of the Company are requested to adopt the following resolution:

RESOLVED, to amend the first sentence of Article 29 of the Company's Articles of Association to state as follows: “Two or more Shareholders (not in default in payment of any sum referred to in these Articles) present in person or by proxy, who hold or represent between or among them at least 33 1⁄3% of the Company's issued share capital shall constitute a quorum at General Meetings.” The remainder of Article 29 shall remain unchanged.

      Approval of this resolution requires the vote of an Ordinary Majority (as defined in this proxy statement).

      In the absence of instructions to the contrary, the person named in the enclosed proxy will vote the Ordinary Shares represented thereby “For” Proposal III.

      The Board recommends that shareholders vote “FOR” Proposal III.

PROPOSAL IV
APPROVAL OF AN AGREEMENT BETWEEN THE COMPANY
AND ITS SEVERAL UNDERWRITERS.

      The Company is planning to issue up to 2,600,000 Ordinary Shares in an underwritten public offering pursuant to the terms of a registration statement on Form F-3 recently filed with the Securities and Exchange Commission. In connection with this offering, two of the Company's shareholders, Jacob (Yanki) Margalit and Dany Margalit, who are both officers and directors of the Company, will grant to the underwriters an option to acquire up to 390,000 Ordinary Shares owned by them to cover over-allotments, if any, for a period of thirty days following the consummation of the Company's offering. Both the offering by the Company and the sale by Messrs. Margalit will be governed by an underwriting agreement to which the Company, the various underwriters and Messrs. Margalit will be parties. The underwriting agreement will contain customary provisions pursuant to which the Company will indemnify the underwriters for any actions against them by any third party based on, among other things, the accuracy and completeness of the statements contained in the registration statement and prospectus. The Company will bear all customary expenses associated with the offering, except for underwriters' discounts and commissions associated with the sale of shares by Messrs. Margalit. The Company cannot assure you that the offering will be successfully completed or that the terms thereof will not be altered to reflect market conditions at the time.

      The above agreement provides for the Company to pay certain expenses and provide indemnification for the benefit of persons who are Controlling Shareholders. Therefore, the approval of the agreement constitutes a transaction with a controlling member pursuant to the Companies Law, which requires approval by An Ordinary One-Third Disinterested Shareholder Majority vote (as defined in this proxy statement).

      The shareholders of the Company are requested to adopt the following resolution:

RESOLVED to approve entry into an agreement between the Company and its several underwriters with respect to an offering of shares by the Company and Jacob (Yanki) Margalit and Dany Margalit (who are officers and directors of the Company) as selling shareholders, upon terms and conditions to be approved by the Board of Directors of the Company, which may include customary provisions relating to indemnification of underwriters. Further resolved that the Company shall bear all customary expenses associated with the offering, except for underwriters' discounts and commissions associated with the sale of shares by selling shareholders.

      The approval of the resolution empowering the Company to enter into the agreement with the underwriters requires an Ordinary One-Third Disinterested Shareholder Majority vote (as defined in this proxy statement).

      The Board recommends that shareholders vote “FOR” Proposal IV.

PROPOSAL V
ISSUANCE OF SHARE OPTIONS TO CERTAIN DIRECTORS
WHO ARE NOT EMPLOYEES

      Under the Companies Law, the terms of compensation of members of the Board require approval of each of the Company's Audit Committee, Board and its shareholders, in such order.

      Subject to the receipt of the requisite shareholder approval, the Audit Committee of the Company, followed by the Board, has approved the issuance of options to purchase 12,000 Ordinary Shares to each of David Assia, and Orna Berry, with 4,000 of such options vesting on December 31 of each of 2005, 2006 and 2007, and 8,000 options to Menahem Gutterman, with 4,000 of such options vesting on December 31 of 2005 and 2006. All of the option grantees are directors of the Company and none of them are officers or employees of the Company. The exercise price per share is the closing price of the Company's Ordinary Shares on The Nasdaq National Market on the last day of trading before approval of this resolution by the General Meeting of Shareholders.

      The shareholders of the Company are requested to adopt the following resolution:

      RESOLVED as follows:

A.	In accordance with the provisions of the Companies Law—1999 and section 8B of the Remuneration Regulations, to approve and recommend to the Board of Directors and the General Meeting to approve the granting to Dr. Orna Berry, in connection with her agreement to serve as an External Director for the period from January 1, 2005 until December 31, 2007, of options to acquire Ordinary Shares of the Company pursuant to the terms of the Aladdin Knowledge Systems Ltd. Worldwide 2003 Share Option Plan, at an exercise price per share of the closing price of the Company's Ordinary Shares on The Nasdaq National Market on the last day of trading before approval of this resolution by the General Meeting of Shareholders. The total number of options to be issued to Dr. Berry is 12,000, with 4,000 of such options vesting on December 31, 2005, 2006 and 2007, subject to her continued service as a director of the Company to each such date. Such grant of options is additional to “fixed” cash compensation as specified under the Remuneration Regulations, to which Dr. Berry shall also be entitled.
B.	In accordance with the provisions of the Companies Law—1999 and Regulation 8C of the Remuneration Regulations, to approve and recommend to the Board of Directors and the General Meeting to approve the granting to Dr. Menahem Gutterman, an External Director of the Company, in conjunction with the appointment of Dr. Orna Berry as an External Director for the period from January 1, 2005 until December 31, 2007, of options to acquire Ordinary Shares of the Company pursuant to the terms of the Aladdin Knowledge Systems Ltd. Worldwide 2003 Share Option Plan, at an exercise price per share of the closing price of the Company's Ordinary Shares on The Nasdaq National Market on the last day of trading before approval of this resolution by the General Meeting of Shareholders. The total number of options to be issued to Dr. Gutterman is 8,000, with 4,000 of such options vesting on December 31, 2005 and 2006, subject to his continued service as a director of the Company to each such date. Such grant of options is additional to “fixed” cash compensation as specified under the Remuneration Regulations, to which Dr. Gutterman shall also be entitled.

C.	To grant to David Assia, a Director of the Company, options to acquire 12,000 Ordinary Shares of the Company pursuant to the terms of the Aladdin Knowledge Systems Ltd. Worldwide 2003 Share Option Plan, at an exercise price per share of the closing price of the Company's Ordinary Shares on The Nasdaq National Market on the last day of trading before approval of this resolution by the General Meeting of Shareholders. Vesting as to 4,000 of such options shall occur on December 31, 2005, 2006 and 2007. Such grant of options is additional to cash compensation to be paid to Mr. Assia in an amount equal to that received by the Company's External Directors.
D.	This resolution shall supersede and replace any prior resolutions adopted by any organ of the Company which is inconsistent with the terms hereof.

      The ratification and approval by the shareholders for the above resolution requires the vote of an Ordinary Majority (as defined in this proxy statement).

      In the absence of instructions to the contrary, the person named in the enclosed proxy will vote the Ordinary Shares represented thereby “For” Proposal V.

      The Board recommends that shareholders vote “FOR” Proposal V.

* * * * *

      Management is not aware of any other matters to be presented at the Meeting. If, however, any other matters should properly come before the Meeting or any adjournment thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

      Your vote is important. Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, the shares represented thereby will be voted as indicated thereon.

By Order of the Board of Directors,
JACOB (YANKI) MARGALIT, Chairman

Tel Aviv, Israel
Date: January 10, 2005